                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                   -----------

                        NEUTRAL POSTURE ERGONOMICS, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64125E 10 5
                  ---------------------------------------------
                                 (CUSIP Number)


                   Larry Schoenbrun, Gardere Wynne Sewell LLP,
        1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 15, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 2 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rebecca E. Boenigk
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     897,610
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      18,900
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       897,610
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    18,900
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         916,510
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 3 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jaye E. Congleton
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     814,440
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       814,440
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         814,440
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 4 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Catherine Coker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     2,450
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      97,095
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       2,450
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    97,095
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,545
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 5 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michele Zincke
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     25,838
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       25,838
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,838
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 6 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David W. Ebner
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     60,100
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       60,100
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         60,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 7 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory A. Katt
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     5,350
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       5,350
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,850
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 8 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark E. Benden
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     6,100
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       6,100
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 64125E 10 5                                         PAGE 9 OF 11 PAGES
---------------------                                         ------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas G. Peterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
      NUMBER OF                     100,000
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       100,000
        WITH               -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 64125E 10 5                                        PAGE 10 OF 11 PAGES
---------------------                                        -------------------


         Rebecca E. Boenigk, Jaye E. Congleton, Catherine Coker, Michele Zincke, David W. Ebner, Gregory A. Katt, Mark E. Benden, and Thomas G. Peterson (the "Reporting Persons") filed a Statement on Schedule 13D (the "Statement") relating to Neutral Posture Ergonomics, Inc.'s (the "Company") Common Stock, par value $0.01 per share (the " Common Stock") on November 1, 2000. The undersigned are amending such Statement to reflect (i) the change in the terms of the Reporting Persons' proposed plan of merger, (ii) the Special Committee's approval of such amended plan, and (iii) certain other matters.

Item 4.  Purpose of Transaction.

Item 4 is amended to read in its entirety as follows:

         On October 27, 2000, the Reporting Persons announced a plan (the "Original Merger Plan") that would result in the Company becoming privately held through a merger of the Company into Neutral Posture Ergonomics Merger Co., Inc. The Board of Directors appointed a Special Committee to review the Original Merger Plan. As a result of negotiations between the Special Committee and the Reporting Persons, the proposed price per each share of Common Stock as presented in the Original Merger Plan has changed (the revised plan is referred to as the "New Merger Plan"). Under the New Merger Plan, each outstanding share of Common Stock of the Company, except shares owned by the Reporting Persons and certain of their affiliates, would be converted into the right to receive $2.27 in cash. On January 15, 2001, the Special Committee announced its decision to recommend the New Merger Plan to the full Board of Directors for consideration and approval. If the New Merger Plan is implemented, the Company's Common Stock will no longer be quoted on the NASDAQ and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended. If the New Merger Plan is implemented, the Board of Directors of the surviving company will change from the Company's current Board of Directors. In addition to the approval received from the Special Committee, implementation of the New Merger Plan will require approval of the Board of Directors and the shareholders of the Company, the execution of a definitive merger agreement and the satisfaction of the conditions to be set forth in the merger agreement.

         Other than as set forth in the preceding paragraphs, the Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 7.  Material to be Filed as Exhibits.

         Exhibit D - Press Release of Neutral Posture Ergonomics, Inc., dated January 17, 2001

---------------------                                        -------------------
CUSIP NO. 64125E 10 5                                        PAGE 11 OF 11 PAGES
---------------------                                        -------------------


Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2001



                                    *
                             ---------------------------------------------------
                             Rebecca E. Boenigk


                                    *
                             ---------------------------------------------------
                             Jaye E. Congleton


                                    *
                             ---------------------------------------------------
                             Catherine Coker


                                    *
                             ---------------------------------------------------
                             Michele Zincke


                                    *
                             ---------------------------------------------------
                             David W. Ebner


                                    *
                             ---------------------------------------------------
                             Gregory A. Katt


                                    *
                             ---------------------------------------------------
                             Mark E. Benden


                                    *
                             ---------------------------------------------------
                             Thomas G. Peterson


* By: /s/ REBECCA E. BOENIGK
     ------------------------
     Rebecca E. Boenigk
     Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
Exhibit D             Press Release of Neutral Posture Ergonomics, Inc., dated
                      January 17, 2001